Canada Goose Holdings Inc.
Condensed Consolidated Interim Financial Statements
As at and for the first quarter ended
June 28, 2020 and June 30, 2019
(Unaudited)

Condensed Consolidated Interim Statements of Loss and Comprehensive Loss
(unaudited)
(in millions of Canadian dollars, except per share amounts)

		First quarter ended
	Notes	June 28, 2020	June 30, 2019
		$	$

Revenue	3	26.1	71.1
Cost of sales	6	21.3	30.2
Gross profit		4.8	40.9
Selling, general and administrative expenses		48.6	57.5
Depreciation and amortization	7, 8, 9	15.5	10.9
Operating loss		(59.3)	(27.5)
Net interest, finance and other costs	12	6.7	12.2
Loss before income taxes		(66.0)	(39.7)
Income tax recovery		(15.9)	(10.3)
Net loss		(50.1)	(29.4)

Other comprehensive income
Items that may be reclassified to earnings, net of tax:
Cumulative translation adjustment		(1.6)	(0.8)
Net gain on derivatives designated as cash flow hedges	17	0.1	3.8
Reclassification of net loss on cash flow hedges to income	17	1.9	1.0
Net gain (loss) on derivatives designated as a net investment hedge	17	1.6	(0.1)
Other comprehensive income		2.0	3.9
Comprehensive loss		(48.1)	(25.5)

Loss per share	4
Basic and diluted		$(0.46)	$(0.27)
The accompanying notes to the condensed consolidated interim financial statements are an integral part of these financial statements.

Canada Goose Holdings Inc.	Page 1 of 34

Condensed Consolidated Interim Statements of Financial Position
(unaudited)
(in millions of Canadian dollars)

	Notes	June 28, 2020	June 30, 2019	March 29, 2020
Assets		$	$	$
Current assets
Cash		160.1	25.0	31.7
Trade receivables	5	28.2	31.3	32.3
Inventories	6	428.6	366.1	412.3
Income taxes receivable		11.9	9.4	12.0
Other current assets	16	40.6	48.2	43.5
Total current assets		669.4	480.0	531.8

Deferred income taxes		53.5	27.9	40.8
Property, plant and equipment	7	115.0	87.4	115.1
Intangible assets	8	159.5	153.9	161.7
Right-of-use assets	9	211.7	198.5	211.8
Goodwill		53.1	53.1	53.1
Other long-term assets	16	2.2	2.8	6.0
Total assets		1,264.4	1,003.6	1,120.3

Liabilities
Current liabilities
Accounts payable and accrued liabilities	10, 16	134.8	107.9	144.4
Provisions	11	10.8	5.9	15.6
Income taxes payable		11.7	5.6	13.0
Short-term borrowings	12	2.6	—	—
Lease liabilities	9	37.8	28.1	35.9
Total current liabilities		197.7	147.5	208.9

Provisions	11	21.8	14.4	21.4
Deferred income taxes		13.1	14.9	15.1
Revolving facility	12	207.9	159.6	—
Term loan	12	154.6	147.6	158.1
Lease liabilities	9	190.9	180.6	192.0
Other long-term liabilities	16	4.2	6.8	4.6
Total liabilities		790.2	671.4	600.1

Shareholders' equity	13	474.2	332.2	520.2
Total liabilities and shareholders' equity		1,264.4	1,003.6	1,120.3
The accompanying notes to the condensed consolidated interim financial statements are an integral part of these financial statements.

Canada Goose Holdings Inc.	Page 2 of 34

Condensed Consolidated Interim Statements of Changes in Shareholders' Equity
(unaudited)
(in millions of Canadian dollars)

		Share capital			Contributed Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
	Notes	Multiple voting shares	Subordinate voting shares	Total
		$	$	$	$	$	$	$

Balance at March 29, 2020		1.4	113.3	114.7	15.7	389.4	0.4	520.2
Exercise of stock options	13	—	0.4	0.4	(0.1)	—	—	0.3
Net loss		—	—	—	—	(50.1)	—	(50.1)
Other comprehensive income		—	—	—	—	—	2.0	2.0
Share-based payment	14	—	—	—	1.8	—	—	1.8
Balance at June 28, 2020		1.4	113.7	115.1	17.4	339.3	2.4	474.2

Balance at March 31, 2019		1.4	111.2	112.6	9.2	279.7	(2.4)	399.1
IFRS 16 initial application	9	—	—	—	—	(4.9)	—	(4.9)
Normal course issuer bid purchase of subordinate voting shares	13	—	(1.6)	(1.6)	—	(37.1)	—	(38.7)
Exercise of stock options	13	—	0.7	0.7	(0.4)	—	—	0.3
Net loss		—	—	—	—	(29.4)	—	(29.4)
Other comprehensive income		—	—	—	—	—	3.9	3.9
Share-based payment	14	—	—	—	1.9	—	—	1.9
Balance at June 30, 2019		1.4	110.3	111.7	10.7	208.3	1.5	332.2
The accompanying notes to the condensed consolidated interim financial statements are an integral part of these financial statements.

Canada Goose Holdings Inc.	Page 3 of 34

Condensed Consolidated Interim Statements of Cash Flows
(unaudited)
(in millions of Canadian dollars)

		First quarter ended
	Notes	June 28, 2020	June 30, 2019
		$	$
Operating activities
Net loss		(50.1)	(29.4)
Items not affecting cash:
Depreciation and amortization	7, 8, 9	18.8	13.3
Income tax recovery		(15.9)	(10.3)
Interest expense		4.8	5.0
Foreign exchange (gain) loss		0.9	(4.4)
Acceleration of unamortized costs on debt extinguishment	12	—	7.0
Loss on disposal of assets		0.1	0.2
Share-based payment	14	1.8	1.9
		(39.6)	(16.7)
Changes in non-cash operating items	18	(24.4)	(134.6)
Income taxes paid		(1.4)	(24.6)
Interest paid		(4.4)	(4.4)
Net cash used in operating activities		(69.8)	(180.3)

Investing activities
Purchase of property, plant and equipment	7	(4.0)	(1.3)
Investment in intangible assets	8	(0.8)	(3.9)
Net cash used in investing activities		(4.8)	(5.2)

Financing activities
Net borrowings on debt facilities	12	212.1	162.3
Transaction costs on financing activities	12	(0.3)	(2.0)
Subordinate voting shares purchased for cancellation	13	—	(38.7)
Principal paid on lease liabilities	9	(8.6)	(5.0)
Settlement of term loan derivative contracts	16	—	4.6
Exercise of stock options	14	0.3	0.3
Net cash from financing activities		203.5	121.5
Effects of foreign currency exchange rate changes on cash		(0.5)	0.4
Increase (decrease) in cash		128.4	(63.6)

Cash, beginning of period		31.7	88.6
Cash, end of period		160.1	25.0
The accompanying notes to the condensed consolidated interim financial statements are an integral part of these financial statements.

Canada Goose Holdings Inc.	Page 4 of 34

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)

Note 1.     The Company
Organization
Canada Goose Holdings Inc. and its subsidiaries (the “Company”) design, manufacture, and sell performance luxury apparel for men, women, youth, children, and babies. The Company’s apparel collections include various styles of parkas, lightweight down jackets, rainwear, windwear, knitwear, footwear, and accessories for the fall, winter, and spring seasons. The Company’s head office is located at 250 Bowie Avenue, Toronto, Canada M6E 4Y2. The use of the terms “Canada Goose”, “we”, “us”, and “our” throughout these notes to the condensed consolidated interim financial statements ("Interim Financial Statements") refer to the Company.
Canada Goose is a public company listed on the Toronto Stock Exchange and the New York Stock Exchange under the trading symbol “GOOS”. The principal shareholders of the Company are investment funds advised by Bain Capital LP and its affiliates (“Bain Capital”), and DTR LLC, an entity indirectly controlled by the President and Chief Executive Officer of the Company. The principal shareholders hold multiple voting shares representing 46.3% of the total shares outstanding as at June 28, 2020, or 89.6% of the combined voting power of the total voting shares outstanding. Subordinate voting shares that trade on public markets represent 53.7% of the total shares outstanding as at June 28, 2020, or 10.4% of the combined voting power of the total voting shares outstanding.
Statement of compliance
The Interim Financial Statements are prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). These Interim Financial Statements do not include all of the information required for annual financial statements. Certain information, which is considered material to the understanding of the Interim Financial Statements and is normally included in the annual financial statements prepared in accordance with International Financial Reporting Standards ("IFRS"), is provided in these notes. These Interim Financial Statements have been prepared using the accounting policies described in note 2 to the Company's March 29, 2020 annual consolidated financial statements, which should be read in conjunction with these Interim Financial Statements.
The Interim Financial Statements were authorized for issuance in accordance with a resolution of the Company’s Board of Directors on August 10, 2020.
Seasonality
Our business is seasonal, and we have historically realized a significant portion of our Wholesale revenue and operating income in the second and third quarters of the fiscal year and Direct-to-Consumer ("DTC") revenue and operating income in the third and fourth quarters of the fiscal year. Thus, lower-than-expected revenue in these periods could have an adverse impact on our annual operating results.
Cash flows from operating activities are typically highest in the third and fourth quarters of the fiscal year due to revenue from the DTC segment and the collection of trade receivables from Wholesale revenue earlier in the year. Working capital requirements typically increase as inventory builds. Previous to fiscal 2021, borrowings have historically increased in the first and second quarters and been repaid in the third quarter of the fiscal year.

Canada Goose Holdings Inc.	Page 5 of 34

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)

Note 2.    Significant accounting policies and critical accounting estimates and judgments
Basis of presentation
The significant accounting policies and critical accounting estimates and judgments as disclosed in the Company’s March 29, 2020 annual consolidated financial statements have been applied consistently in the preparation of these Interim Financial Statements except as noted below. The Interim Financial Statements are presented in Canadian dollars, the Company’s functional and presentation currency.
The Company's fiscal year is a 52 or 53-week reporting cycle with the fiscal year ending on the Sunday closest to March 31. Each fiscal quarter is 13 weeks. Fiscal 2021 will end on March 28, 2021 and will be a 52-week fiscal year. Fiscal 2021 comprises four fiscal quarters ending on June 28, 2020, September 27, 2020, December 27, 2020 and March 28, 2021. In the Interim Financial Statements, the term "first quarter ended June 28, 2020" refers to the 13 week period ended June 28, 2020 and the term "first quarter ended June 30, 2019" refers to the 13 week period ended June 30, 2019. Fiscal 2020 was a 52-week fiscal year.
Certain comparative figures have been restated to conform with current year presentation.
Product development costs, primarily employee salaries and benefits, were previously included in inventories and intangible assets, with subsequent recognition in cost of sales accordingly. As we continue to emphasize our DTC expansion, we have determined these activities in fiscal 2021 to now be more closely supportive of our current selling and marketing activities. As a result, effective the first quarter of fiscal 2021, product development costs incurred in the current quarter were recognized in selling, general and administrative expenses in the statement of loss. Those product development costs included in existing inventory and intangible assets will continue to be recognized within cost of sales.
COVID-19 pandemic
In response to the global outbreak of the novel coronavirus ("COVID-19"), various government programs have been announced to provide financial relief for affected businesses. The most significant relief measure which the Company qualifies for is the Canada Emergency Wage Subsidy ("CEWS") under the COVID-19 Economic Response Plan in Canada. During the first quarter of fiscal 2021, the Company recognized payroll subsidies totaling $8.7m under this wage subsidy program and similar plans in other jurisdictions. The Company recognizes government grants when there is reasonable assurance that it will comply with the conditions required to qualify for the grant, and that the grant will be received. These subsidies were recorded as a reduction to the associated wage costs which the Company incurred, and were recognized in cost of sales ($1.3m), selling, general and administrative expenses ($7.1m), and other costs ($0.3m). No such grants were applied for or received in respect of the manufacture and sale of personal protective equipment ("PPE") as these were sold to health authorities at cost.
In May 2020, the IASB issued an amendment to IFRS 16 - Leases exempting lessees from determining whether COVID-19 related rent concessions are lease modifications. The amendment is effective for annual reporting periods beginning on or after June 1, 2020 and earlier application is permitted. In accordance with the guidance issued, the Company adopted the amendment effective March 30, 2020 and elected not to treat COVID-19 related rent concessions as lease modifications. Rent concessions of $0.7m were recognized in the statement of loss for the first quarter ended June 28, 2020 and the Company is currently negotiating further rent concessions with its landlords.

Canada Goose Holdings Inc.	Page 6 of 34

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)

Revenue is presented net of sales tax, estimated returns, allowances, and discounts. Sales returns are estimated based on historical return rates and future expectations. Due to COVID-19, the Company extended its DTC channel return policy, which is typically 30 days, and reflected this in the sales returns provision accordingly (note 11).
As a result of the temporary closure of our manufacturing facilities, net overhead costs of $4.3m were recognized in cost of sales during the first quarter ended June 28, 2020. Inventories are valued at the lower of cost and net realizable value. The Company periodically reviews the value of inventories and makes provisions as necessary to estimate the amounts expected to be unrecoverable due to obsolescence, damage, or declining selling prices. For the first quarter ended June 28, 2020, the Company did not recognize any significant additional write-offs of inventories (note 6).
As a result of the temporary store closures, net costs of $6.7m were recognized in selling, general and administrative expenses, depreciation and amortization, and interest during the first quarter ended June 28, 2020. The temporary store closures, the significant reduction in shipments to wholesale partners, and associated reduced profitability during the first quarter ended June 28, 2020 are considered indicators of impairment. In accordance with IAS 36, Impairment of Assets, the Company performed an assessment of recoverability on the right-of-use assets, property, plant and equipment, goodwill and intangible assets and concluded there was no impairment.
Principles of consolidation
The Interim Financial Statements include the accounts of the Company and its subsidiaries. All intercompany transactions and balances have been eliminated.
Operating segments
The Company classifies its business in three operating and reportable segments: DTC, Wholesale, and Other. The DTC segment comprises sales through country-specific e-commerce platforms and its Company-owned retail stores located in luxury shopping locations.
The Wholesale segment comprises sales made to a mix of functional and fashionable retailers, including major luxury department stores, outdoor specialty stores, and individual shops, and to international distributors.
In the fourth quarter of fiscal 2020, the Company revised the previous Unallocated segment to the Other segment. The Other segment comprises sales and costs not directly allocated to the DTC or Wholesale channels, such as sales to employees and sales of PPE in response to COVID-19, and selling, general and administrative expenses not directly allocated to the DTC or Wholesale segments. The Other segment includes the cost of marketing expenditures and product development to build brand awareness across all segments, corporate costs in support of manufacturing operations, other corporate costs and foreign exchange gains and losses not specifically associated with DTC or Wholesale segment operations. It also includes costs incurred as a consequence of the COVID-19 pandemic including overhead costs resulting from the temporary closure of our manufacturing facilities. Comparative information has been restated to conform with the presentation adopted in the current year.
Standards issued and not yet adopted
Certain new standards, amendments, and interpretations to existing IFRS standards have been published but are not yet effective and have not been adopted early by the Company. Management anticipates that pronouncements will be adopted in the Company’s accounting policy for the first

Canada Goose Holdings Inc.	Page 7 of 34

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)

period beginning after the effective date of the pronouncement. Information on new standards, amendments, and interpretations is provided below.
In January 2020, the IASB issued an amendment to IAS 1 - Presentation of Financial Statements to clarify its requirements for the presentation of liabilities in the statement of financial position. The limited scope amendment affected only the presentation of liabilities in the statement of financial position and not the amount or timing of its recognition. The amendment clarified that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period and specified that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability. It also introduced a definition of ‘settlement’ to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services. The amendment is effective for annual reporting periods beginning on or after January 1, 2023. Earlier application is permitted. The Company is assessing the potential impact of the amendment.
Note 3.    Segment information
The Company has three reportable operating segments: DTC, Wholesale, and Other. The Company measures each reportable operating segment’s performance based on revenue and segment operating income, which is the profit metric utilized by the Company's chief operating decision maker, the President and Chief Executive Officer, for assessing the performance of operating segments.
In the first quarter of fiscal 2021, an international distributor in the Wholesale segment represented 24.9% of total consolidated revenue. In the comparative quarter, the Company did not have any customers whose revenue represented greater than 10% of consolidated revenue.
The Company does not report total assets or total liabilities based on its reportable operating segments.

Canada Goose Holdings Inc.	Page 8 of 34

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)

	First quarter ended June 28, 2020
(in millions of Canadian dollars)	Direct-to-Consumer	Wholesale	Other	Total
	$	$	$	$
Revenue	10.4	8.7	7.0	26.1
Cost of sales	1.8	7.2	12.3	21.3
Gross profit (loss)	8.6	1.5	(5.3)	4.8
Selling, general and administrative expenses	9.6	7.8	31.2	48.6
Depreciation and amortization	11.2	0.9	3.4	15.5
Operating loss	(12.2)	(7.2)	(39.9)	(59.3)
Net interest, finance and other costs				6.7
Loss before income taxes				(66.0)

	First quarter ended June 30, 2019
(in millions of Canadian dollars)	Direct-to-Consumer	Wholesale	Other	Total
	$	$	$	$
Revenue	34.8	35.6	0.7	71.1
Cost of sales	8.8	20.7	0.7	30.2
Gross profit	26.0	14.9	—	40.9
Selling, general and administrative expenses	11.5	9.1	36.9	57.5
Depreciation and amortization	8.0	0.8	2.1	10.9
Operating income (loss)	6.5	5.0	(39.0)	(27.5)
Net interest, finance and other costs				12.2
Loss before income taxes				(39.7)
Geographic information
The Company determines the geographic location of revenue based on the location of its customers.

	First quarter ended
(in millions of Canadian dollars)	June 28, 2020	June 30, 2019
	$	$
Canada	11.6	29.2
United States	2.5	13.2
Asia	9.9	18.1
Europe and Rest of World	2.1	10.6
Revenue	26.1	71.1

Canada Goose Holdings Inc.	Page 9 of 34

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)

Note 4.     Earnings per share
Basic earnings per share is calculated by dividing net income attributable to ordinary equity holders by the weighted average number of ordinary shares outstanding during the period.
Diluted earnings per share is calculated by dividing net income attributable to ordinary equity holders by the weighted average number of ordinary shares outstanding during the period plus the weighted average number of ordinary shares, if any, that would be issued on exercise of stock options and restricted share units ("RSU") (note 14).
Subordinate voting shares issuable on exercise of stock options are not treated as dilutive if including them would decrease the loss per share. Accordingly, 712,699 potentially dilutive shares have been excluded from the calculation of diluted loss per share for the first quarter ended June 28, 2020 (first quarter ended June 30, 2019 - 1,536,737 shares).

	First quarter ended
(in millions of Canadian dollars, except share and per share amounts)	June 28, 2020	June 30, 2019

Net loss	$(50.1)	$(29.4)

Weighted average number of multiple and subordinate voting shares outstanding	110,080,288	110,012,100
Loss per share
Basic and diluted	$(0.46)	$(0.27)
Note 5.    Trade receivables

(in millions of Canadian dollars)	June 28, 2020	June 30, 2019	March 29, 2020
	$	$	$
Trade accounts receivable	14.5	29.0	26.9
Credit card receivables	0.1	2.5	2.1
Other receivables	15.1	0.7	5.1
	29.7	32.2	34.1
Less: expected credit loss and sales allowances	(1.5)	(0.9)	(1.8)
Trade receivables, net	28.2	31.3	32.3

Canada Goose Holdings Inc.	Page 10 of 34

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)

Note 6.     Inventories

(in millions of Canadian dollars)	June 28, 2020	June 30, 2019	March 29, 2020
	$	$	$
Raw materials	71.4	57.6	61.5
Work in progress	18.0	15.7	19.4
Finished goods	339.2	292.8	331.4
Total inventories at the lower of cost and net realizable value	428.6	366.1	412.3
Inventories are carried at the lower of cost and net realizable value. In estimating net realizable value, the Company estimates obsolescence and product loss incurred since the last inventory count (“shrinkage”), based on historical experience. Included in inventory as at June 28, 2020 are provisions for obsolescence and inventory shrinkage totaling $19.2m (June 30, 2019 - $15.0m, March 29, 2020 - $17.1m).
Amounts charged to cost of sales comprise the following:

	First quarter ended
(in millions of Canadian dollars)	June 28, 2020	June 30, 2019
	$	$
Cost of goods manufactured	18.0	27.8
Depreciation and amortization	3.3	2.4
	21.3	30.2

Canada Goose Holdings Inc.	Page 11 of 34

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)

Note 7.    Property, plant and equipment
The following table presents changes in the cost and accumulated depreciation of the Company’s property, plant and equipment:

(in millions of Canadian dollars)	Plant equipment	Computer equipment	Leasehold improvements	Show displays	Furniture and fixtures	In progress	Total
Cost	$	$	$	$	$	$	$
March 29, 2020	26.6	8.7	82.4	10.2	25.5	8.9	162.3
Additions	0.2	0.2	—	—	—	5.0	5.4
Disposals	(0.2)	(0.1)	—	—	—	—	(0.3)
Transfers	1.6	0.2	5.0	—	0.2	(7.0)	—
June 28, 2020	28.2	9.0	87.4	10.2	25.7	6.9	167.4

March 31, 2019	22.3	5.4	54.8	7.6	20.3	0.7	111.1
Additions	3.4	0.1	1.3	0.3	—	1.6	6.7
Disposals	(0.2)	—	—	—	—	—	(0.2)
June 30, 2019	25.5	5.5	56.1	7.9	20.3	2.3	117.6

(in millions of Canadian dollars)	Plant equipment	Computer equipment	Leasehold improvements	Show displays	Furniture and fixtures	In progress	Total
Accumulated depreciation	$	$	$	$	$	$	$
March 29, 2020	6.3	4.3	21.8	6.0	8.8	—	47.2
Depreciation	0.7	0.7	2.5	0.4	1.1	—	5.4
Disposals	(0.1)	(0.1)	—	—	—	—	(0.2)
June 28, 2020	6.9	4.9	24.3	6.4	9.9	—	52.4

March 31, 2019	4.1	3.0	11.3	4.0	4.4	—	26.8
Depreciation	0.5	0.2	1.5	0.5	0.7	—	3.4
June 30, 2019	4.6	3.2	12.8	4.5	5.1	—	30.2

Net book value
June 28, 2020	21.3	4.1	63.1	3.8	15.8	6.9	115.0
June 30, 2019	20.9	2.3	43.3	3.4	15.2	2.3	87.4
March 29, 2020	20.3	4.4	60.6	4.2	16.7	8.9	115.1

Canada Goose Holdings Inc.	Page 12 of 34

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)

Note 8.    Intangible assets
Intangible assets comprise the following:

(in millions of Canadian dollars)	June 28, 2020	June 30, 2019	March 29, 2020
	$	$	$
Intangible assets with finite lives	43.7	38.1	45.9
Intangible assets with indefinite lives:
Brand names	115.5	115.5	115.5
Domain name	0.3	0.3	0.3
	159.5	153.9	161.7

Canada Goose Holdings Inc.	Page 13 of 34

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)

The following table presents the changes in cost and accumulated amortization of the Company’s intangible assets with finite lives:

	Intangible assets with finite lives
(in millions of Canadian dollars)	ERP software	Computer software	Lease rights	Intellectual property	In progress	Total
Cost	$	$	$	$	$	$
March 29, 2020	24.4	21.4	—	14.1	12.6	72.5
Additions	0.1	0.6	—	—	0.6	1.3
Transfers	1.3	4.3	—	0.6	(6.2)	—
June 28, 2020	25.8	26.3	—	14.7	7.0	73.8

March 31, 2019	12.8	13.9	6.7	9.0	15.2	57.6
Additions	—	0.4	—	—	5.3	5.7
IFRS 16 initial direct costs (note 9)	—	—	(6.7)	—	—	(6.7)
Transfers	10.0	—	—	—	(10.0)	—
June 30, 2019	22.8	14.3	—	9.0	10.5	56.6

(in millions of Canadian dollars)	ERP software	Computer software	Lease rights	Intellectual property	In progress	Total
Accumulated amortization	$	$	$	$	$	$
March 29, 2020	9.1	10.5	—	7.0	—	26.6
Amortization	0.8	1.3	—	1.4	—	3.5
June 28, 2020	9.9	11.8	—	8.4	—	30.1

March 31, 2019	5.6	7.1	1.2	3.9	—	17.8
Amortization	0.9	0.6	—	0.4	—	1.9
IFRS 16 initial direct costs (note 9)	—	—	(1.2)	—	—	(1.2)
June 30, 2019	6.5	7.7	—	4.3	—	18.5

Net book value
June 28, 2020	15.9	14.5	—	6.3	7.0	43.7
June 30, 2019	16.3	6.6	—	4.7	10.5	38.1
March 29, 2020	15.3	10.9	—	7.1	12.6	45.9
Intellectual property consists of product development costs, acquired technology, and patents and trademarks.

Canada Goose Holdings Inc.	Page 14 of 34

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)

Note 9.    Leases
Right-of-use assets
The following table presents changes in the cost and the accumulated depreciation of the Company’s right-of-use assets:

(in millions of Canadian dollars)	Retail stores	Manufacturing facilities	Other	Total
Cost	$	$	$	$
March 29, 2020	191.5	36.6	18.0	246.1
Additions	10.9	—	3.0	13.9
Lease modifications	—	—	(1.5)	(1.5)
Impact of foreign currency translation	(3.2)	—	(0.3)	(3.5)
June 28, 2020	199.2	36.6	19.2	255.0

March 31, 2019	—	—	—	—
Initial application of IFRS 16	97.0	27.2	12.4	136.6
Reclassification of initial direct costs	5.5	—	—	5.5
Additions	62.6	—	1.5	64.1
June 30, 2019	165.1	27.2	13.9	206.2

(in millions of Canadian dollars)	Retail stores	Manufacturing facilities	Other	Total
Accumulated depreciation	$	$	$	$
March 29, 2020	26.8	4.8	2.7	34.3
Depreciation	7.6	1.3	0.6	9.5
Impact of foreign currency translation	(0.5)	—	—	(0.5)
June 28, 2020	33.9	6.1	3.3	43.3

March 31, 2019	—	—	—	—
Depreciation	6.0	1.1	0.6	7.7
June 30, 2019	6.0	1.1	0.6	7.7

Net book value
June 28, 2020	165.3	30.5	15.9	211.7
June 30, 2019	159.1	26.1	13.3	198.5
March 29, 2020	164.7	31.8	15.3	211.8

Canada Goose Holdings Inc.	Page 15 of 34

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)

Lease liabilities
The following table presents the changes in the Company's lease liabilities:

(in millions of Canadian dollars)	Retail stores	Manufacturing facilities	Other	Total
	$	$	$	$
March 29, 2020	176.3	34.7	16.9	227.9
Additions	10.9	—	3.0	13.9
Lease modifications	—	—	(1.3)	(1.3)
Principal payments	(6.6)	(1.2)	(0.8)	(8.6)
Impact of foreign currency translation	(2.8)	—	(0.4)	(3.2)
June 28, 2020	177.8	33.5	17.4	228.7

March 31, 2019	—	—	—	—
Initial application of IFRS 16	109.3	29.4	12.1	150.8
Additions	61.4	—	1.5	62.9
Principal payments	(3.5)	(0.9)	(0.6)	(5.0)
June 30, 2019	167.2	28.5	13.0	208.7
Lease liabilities are classified as current and non-current liabilities as follows:

(in millions of Canadian dollars)	Retail stores	Manufacturing facilities	Other	Total
	$	$	$	$
Current lease liabilities	29.2	5.0	3.6	37.8
Non-current lease liabilities	148.6	28.5	13.8	190.9
June 28, 2020	177.8	33.5	17.4	228.7

Current lease liabilities	21.5	4.2	2.4	28.1
Non-current lease liabilities	145.7	24.3	10.6	180.6
June 30, 2019	167.2	28.5	13.0	208.7

Current lease liabilities	27.5	5.0	3.4	35.9
Non-current lease liabilities	148.8	29.7	13.5	192.0
March 29, 2020	176.3	34.7	16.9	227.9
Leases of low-value assets and short-term leases are not included in the calculation of lease liabilities. These lease expenses are recognized in cost of sales or selling, general and administrative expenses on a straight-line or other systematic basis.

Canada Goose Holdings Inc.	Page 16 of 34

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)

Note 10.     Accounts payable and accrued liabilities
Accounts payable and accrued liabilities consist of the following:

(in millions of Canadian dollars)	June 28, 2020	June 30, 2019	March 29, 2020
	$	$	$
Trade payables	52.4	30.8	53.3
Accrued liabilities	47.0	55.5	53.8
Employee benefits	15.1	13.5	13.6
Derivative financial instruments	11.4	2.3	19.0
Other payables	8.9	5.8	4.7
Accounts payable and accrued liabilities	134.8	107.9	144.4
Note 11.    Provisions
Provisions consist primarily of amounts recorded with respect to customer warranty obligations, sales returns, asset retirement obligations, and termination of sales agents and distributors.
The provision for warranty claims represents the present value of management's best estimate of the future outflow of economic resources that will be required to meet the Company's obligations for warranties upon sale of goods, which may include repair or replacement of previously sold products. The estimate has been made on the basis of historical warranty trends and may vary as a result of new materials, altered manufacturing processes, customer behaviour and expectations, or other events affecting product quality and production.
Sales returns relate primarily to goods sold through the Wholesale channel. Beginning in the fourth quarter of fiscal 2020, the receipt of returned products was delayed in the Wholesale channel as a result of COVID-19. Goods sold through the DTC channel have a limited right of return, or exchange only, in certain jurisdictions. Due to COVID-19, the Company extended its DTC channel return policy, which is typically 30 days, and reflected this in the sales returns provision accordingly.
Asset retirement obligations relate to legal obligations associated with the retirement of tangible long-lived assets, primarily for leasehold improvements that the Company is contractually obligated to remove at the end of the lease term. The Company recognizes the liability when such obligations are incurred. The fair value of the liability is estimated based on a number of assumptions requiring management’s judgment, including closing costs and inflation rates, and is accreted to its projected future value over time.
The sales contract provision relates to management’s estimated cost of the departure of certain third-party dealers and distributors.

Canada Goose Holdings Inc.	Page 17 of 34

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)

Provisions are classified as current and non-current liabilities based on management's expectations of the timing of settlement, as follows:

(in millions of Canadian dollars)	Warranty	Sales returns	Asset retirement obligations	Sales contracts and other	Total
	$	$	$	$	$
Current provisions	4.0	6.0	—	0.8	10.8
Non-current provisions	14.8	—	4.0	3.0	21.8
June 28, 2020	18.8	6.0	4.0	3.8	32.6

Current provisions	1.9	4.0	—	—	5.9
Non-current provisions	8.9	—	2.5	3.0	14.4
June 30, 2019	10.8	4.0	2.5	3.0	20.3

Current provisions	4.9	10.7	—	—	15.6
Non-current provisions	14.5	—	3.9	3.0	21.4
March 29, 2020	19.4	10.7	3.9	3.0	37.0
During the first quarter ended June 28, 2020, the Company recognized a net restructuring cost of $1.6m associated with the May 20, 2020 reorganization to address the impact of COVID-19 pandemic. The provision primarily consists of employee severance costs which includes obligations related to ongoing payments and represents the best estimate of the amount that will ultimately be paid out. This was recorded in net interest, finance and other costs in the statement of loss. At June 28, 2020, the balance was $0.8m and is included in sales contracts and other in the table above.
Note 12.     Borrowings
Short-term borrowings
On July 18, 2019, a subsidiary of the Company in Greater China entered into an uncommitted loan facility in the amount of RMB 160.0m. The facility includes a non-financial bank guarantee facility in the amount of RMB 10.0m. The term of each draw on the loan is one, three or six months or such other period as agreed upon and shall not exceed twelve months (including any extension or rollover). The interest rate is equal to 105% of the applicable People's Bank of China Benchmark Lending Rate and payable at one, three or six months, depending on the term of each draw. The facility is guaranteed by the Company and proceeds drawn on the facility will be used to support working capital requirements. As at June 28, 2020, the Company had $2.6m owing on the facility.

Canada Goose Holdings Inc.	Page 18 of 34

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)

Amendments to long-term debt agreements
On May 26, 2020, the Company entered into a further amendment to the revolving facility to increase its ability to borrow against the borrowing base by up to $50.0m. The amended revolving facility consists of the existing revolving facility with a reduced commitment in the amount of $417.5m with a seasonal increase of up to $467.5m during the peak season (June 1 - November 30), and a first-in, last-out (“FILO”) revolving facility in the amount of $50.0m. Borrowings under the existing revolving facility were transferred to the FILO revolving facility on the transaction date and future amounts are drawn in priority on the FILO revolving facility. Amounts drawn on the FILO revolving facility are subject to an interest rate charge that is 2.00% higher than the existing revolving facility. The FILO revolving facility matures on May 25, 2021 and upon maturity, the credit commitments on the existing revolving facility will be restored, resulting in no net change in aggregate commitments under the revolving facility. Transaction costs are amortized over the term of the facility.
Revolving facility
The Company has an agreement with a syndicate of lenders for a senior secured asset-based credit facility consisting of (i) a revolving credit facility in the amount of $417.5m, with an increase in commitments to $467.5m during the peak season (June 1 - November 30) (February 24, 2020 to May 25, 2020 - $467.5m with an increase to $517.5m during the peak season, May 10, 2019 to February 23, 2020 - $300.0m, with an increase to $350.0m during the peak season, prior to the May 10, 2019 amendment - $200.0m with an increase to $250.0m during the peak season), and (ii) a FILO revolving facility in the amount of $50.0m. Amounts owing can be drawn in Canadian dollars, U.S. dollars, euros, British pounds sterling or other currencies. The revolving facility matures on June 3, 2024 (prior to the May 10, 2019 amendment - June 3, 2021) and the FILO revolving facility matures on May 25, 2021. Amounts owing under the revolving facility may be borrowed, repaid and re-borrowed for general corporate purposes.
The revolving facility has multiple interest rate charge options that are based on the Canadian prime rate, Banker's Acceptance rate, the lenders' Alternate Base Rate, European Base Rate, LIBOR rate, or EURIBOR rate plus an applicable margin, with interest payable quarterly or at the end of the then current interest period (whichever is earlier). The Company has pledged substantially all of its assets as collateral for the revolving facility. The revolving facility contains financial and non-financial covenants which could impact the Company’s ability to draw funds. As at and during the first quarter ended June 28, 2020, the Company was in compliance with all covenants.
The amount outstanding with respect to the revolving facility is summarized as follows:

(in millions of Canadian dollars)	June 28, 2020	June 30, 2019	March 29, 2020
	$	$	$
Revolving facility	210.5	161.4	—
Unamortized portion of deferred transaction costs	(2.6)	(1.8)	—
	207.9	159.6	—
As at March 29, 2020, the Company had repaid all amounts owing on the revolving facility and related deferred financing charges in the amounts of $1.7m were included in other long-term liabilities.

Canada Goose Holdings Inc.	Page 19 of 34

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)

The revolving credit commitment also includes a letter of credit commitment in the amount of $25.0m, with a $5.0m sub-commitment for letters of credit issued in a currency other than Canadian dollars, U.S. dollars, euros or British pounds sterling, and a swingline commitment for $25.0m. As at June 28, 2020, the Company had letters of credit outstanding under the revolving facility of $6.5m (June 30, 2019 - $5.5m, March 29, 2020 - $5.7m). The Company has unused borrowing capacity available under the revolving facility of $169.3m as at June 28, 2020 (June 30, 2019 - $299.4m, March 29, 2020 - $226.6m).
Term loan
The Company has a senior secured loan agreement with a syndicate of lenders that is secured on a split collateral basis alongside the revolving facility, with an aggregate principal amount owing of US$113.8m. The term loan bears interest at a rate of LIBOR plus an applicable margin of 3.50% (prior to the May 10, 2019 amendment - LIBOR plus an applicable margin of 4.00%, provided that LIBOR may not be less than 1.00%), payable monthly in arrears. The term loan matures on December 2, 2024 (prior to the May 10, 2019 amendment - December 2, 2021). Amounts owing under the term loan may be repaid at any time without premium or penalty, but once repaid may not be reborrowed. The Company has pledged substantially all of its assets as collateral for the term loan. The term loan contains financial and non-financial covenants which could impact the Company’s ability to draw funds. As at and during the first quarter ended June 28, 2020, the Company was in compliance with all covenants.
As the term loan is denominated in U.S. dollars, the Company remeasures the outstanding balance plus accrued interest at each balance sheet date.
The amount outstanding with respect to the term loan is as follows:

(in millions of Canadian dollars)	June 28, 2020	June 30, 2019	March 29, 2020
	$	$	$
Term loan	155.7	149.0	159.3
Unamortized portion of deferred transaction costs	(1.1)	(1.4)	(1.2)
	154.6	147.6	158.1
Hedging transactions on term loan
The Company entered into derivative transactions to hedge a portion of its exposure to foreign currency exchange risk and interest rate risk related to the term loan denominated in U.S. dollars. The designated hedge transactions remained effective after the amendment to the term loan agreement. Nevertheless, on June 12, 2019, the Company terminated its existing derivative contracts and entered into new derivative transactions to better align with the amended interest rate and term to maturity of the term loan.
The Company entered into a cross-currency swap by selling US$70.0m, floating rate debt bearing interest at LIBOR plus 3.50% as measured on the trade date, and receiving $93.0m fixed rate debt bearing interest at a rate of 5.02%. This cross-currency swap has been designated at inception and is accounted for as a cash flow hedge, and to the extent that the hedge is effective, unrealized gains and losses are included in other comprehensive income until reclassified to the statement of loss as the hedged interest payments and principal repayments (or periodic remeasurements) impact net income.

Canada Goose Holdings Inc.	Page 20 of 34

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)

Concurrently, the Company entered into a second cross-currency swap by selling the $93.0m fixed rate debt bearing interest at a rate of 5.02% and receiving €61.8m fixed rate debt bearing interest at a rate of 3.19%. This cross-currency swap has been designated and is accounted for as a hedge of the net investment in its European subsidiary. Hedges of net investments are accounted for similarly to cash flow hedges, with unrealized gains and losses included in other comprehensive income. Amounts included in other comprehensive income are reclassified to net income in the period when the foreign operation is disposed of or sold.
The Company also entered into a long-dated forward exchange contract by selling $39.6m and receiving US$30.0m as measured on the trade date, to fix the foreign exchange risk on a portion of the term loan borrowings over the term to maturity (December 2, 2024). Unrealized gains and losses in the fair value of the forward contract are recognized in selling, general and administrative expenses in the statement of loss.
Net interest, finance and other costs
Net interest, finance and other costs consist of the following:

	First quarter ended
(in millions of Canadian dollars)	June 28, 2020	June 30, 2019
	$	$
Interest expense
Revolving facility	0.8	0.5
Term loan	1.8	2.5
Lease liabilities	2.3	2.1
Standby fees	0.3	0.2
Acceleration of unamortized costs on debt extinguishment	—	7.0
Interest income	(0.1)	(0.1)
Other costs (note 11)	1.6	—
Net interest, finance and other costs	6.7	12.2
During the first quarter ended June 30, 2019, the Company entered into an agreement to amend the terms of its term loan. The amendment to the term loan decreased the interest rate from LIBOR plus 4.00% to LIBOR plus 3.50%, and extended the maturity date from December 2, 2021 to December 2, 2024. The Company determined that the amendment to the term loan was equivalent to a prepayment at no cost of the original term loan and the origination of the amended term loan at market conditions. The Company accounted for this as a debt extinguishment and re-borrowing of the loan amount. The existing term loan in the amount of $151.7m (US$113.8m) and related unamortized costs of $7.0m were derecognized as at June 30, 2019. The acceleration of unamortized costs was included in net interest, finance and other costs in the statement of loss. The Company incurred transaction costs of $1.4m in connection with this amendment, which is amortized over the new term to maturity using the effective interest rate method.

Canada Goose Holdings Inc.	Page 21 of 34

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)

Note 13.     Shareholders' equity
The authorized and issued share capital of the Company are as follows:
Authorized
The authorized share capital of the Company consists of an unlimited number of subordinate voting shares without par value, an unlimited number of multiple voting shares without par value, and an unlimited number of preferred shares without par value, issuable in series.
Issued
Multiple voting shares - Holders of the multiple voting shares are entitled to 10 votes per multiple voting share. Multiple voting shares are convertible at any time at the option of the holder into one subordinate voting share. The multiple voting shares will automatically be converted into subordinate voting shares when they cease to be owned by one of the principal shareholders. In addition, the multiple voting shares of either of the principal shareholders will automatically be converted to subordinate voting shares at such time as the beneficial ownership of that shareholder falls below 15% of the outstanding subordinate voting shares and multiple voting shares outstanding, or additionally, in the case of DTR, when the President and Chief Executive Officer no longer serves as a director of the Company or in a senior management position.
Subordinate voting shares - Holders of the subordinate voting shares are entitled to one vote per subordinate voting share.
The rights of the subordinate voting shares and the multiple voting shares are substantially identical, except for voting and conversion. Subject to the prior rights of any preferred shares, the holders of subordinate and multiple voting shares participate equally in any dividends declared and share equally in any distribution of assets on liquidation, dissolution, or winding up.
Share capital transactions for the first quarter ended June 28, 2020
The transactions affecting the issued and outstanding share capital of the Company are described below:

(in millions of Canadian dollars, except share and per share amounts)	Multiple voting shares		Subordinate voting shares		Total
	Number	$	Number	$	Number	$
March 29, 2020	51,004,076	1.4	58,999,182	113.3	110,003,258	114.7
Exercise of stock options	—	—	127,564	0.4	127,564	0.4
Settlement of RSUs	—	—	10,619	—	10,619	—
June 28, 2020	51,004,076	1.4	59,137,365	113.7	110,141,441	115.1
Share capital transactions for the first quarter ended June 30, 2019
Normal course issuer bid
The Board of Directors had previously authorized the Company to initiate a normal course issuer bid, in accordance with the requirements of the Toronto Stock Exchange, to purchase up to 1,600,000 subordinate voting shares over the 12-month period from May 31, 2019 to May 30, 2020. Purchased subordinate voting shares would be cancelled.
During the first quarter ended June 30, 2019, the Company purchased 853,500 shares for cancellation at an average price per share of $45.35 for total cash consideration of $38.7m. The

Canada Goose Holdings Inc.	Page 22 of 34

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)

amount paid to purchase subordinate voting shares has been charged to share capital at the average share capital amount per share outstanding of $1.6m, with the remaining $37.1m charged to retained earnings. There were no share purchased during the first quarter ended June 28, 2020.
The transactions affecting the issued and outstanding share capital of the Company are described below:

(in millions of Canadian dollars, except share and per share amounts)	Multiple voting shares		Subordinate voting shares		Total
	Number	$	Number	$	Number	$
March 31, 2019	51,004,076	1.4	59,106,998	111.2	110,111,074	112.6
Purchase of subordinate voting shares	—	—	(853,500)	(38.7)	(853,500)	(38.7)
Excess of purchase price over average share capital amount	—	—	—	37.1	—	37.1
Exercise of stock options	—	—	211,697	0.7	211,697	0.7
Settlement of RSUs	—	—	3,550	—	3,550	—
June 30, 2019	51,004,076	1.4	58,468,745	110.3	109,472,821	111.7
Note 14.    Share-based payments
The Company has issued stock options to purchase subordinate voting shares under its incentive plans, prior to the public share offering on March 21, 2017, the Legacy Plan, and subsequently, the Omnibus Plan. All options are issued at an exercise price that is not less than market value at the time of grant and expire ten years after the grant date.
Legacy Plan
Under the terms of the Legacy Plan, options were granted to certain executives of the Company which are exercisable to purchase subordinate voting shares. The options vest contingent upon meeting the service, performance goals and exit event conditions of the Legacy Plan. No new options will be issued under the Legacy Plan.

a)	Service-vested options
Service-vested options are subject to the executive’s continuing employment and generally are scheduled to vest 40% on the second anniversary of the date of grant, 20% on the third anniversary, 20% on the fourth anniversary and 20% on the fifth anniversary.

b)	Performance-vested and exit event options
Performance-vested options that are tied to an exit event are eligible to vest pro rata on the same schedule as service-vested options, but do not vest until the exit event has occurred. All exit event conditions have been met, and no outstanding options are subject to exit event conditions.
Other performance-vested options vest based on measurable performance targets that do not involve an exit event. Performance-vested options are subject to the executive’s continued employment.

Canada Goose Holdings Inc.	Page 23 of 34

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)

Omnibus Plan
Under the terms of the Omnibus Plan, options are granted to certain employees of the Company which are exercisable to purchase subordinate voting shares. The options vest over four years contingent upon meeting the service conditions of the Omnibus Plan, 25% on each anniversary of the date of grant.
Stock option transactions are as follows:

	First quarter ended
	June 28, 2020		June 30, 2019
(in millions of Canadian dollars, except share and per share amounts)	Weighted average exercise price	Number of shares	Weighted average exercise price	Number of shares
Options outstanding, beginning of period	$32.97	1,793,957	$15.75	2,037,665
Granted to purchase shares	$37.19	1,244,975	$59.56	539,916
Exercised	$2.28	(127,564)	$1.43	(211,697)
Cancelled	$50.57	(69,969)	$62.18	(9,950)
Expired	$57.58	(6,831)	$—	—
Options outstanding, end of period	$35.69	2,834,568	$26.88	2,355,934
Restricted share units
Under the Omnibus Plan, the Company has granted RSUs to employees of the Company. The RSUs are treated as equity instruments for accounting purposes. We expect that vested RSUs will be paid at settlement through the issuance of one subordinate voting share per RSU. The RSUs vest over a period of three years, a third on each anniversary of the date of grant.
RSUs transactions are as follows:

	First quarter ended
	June 28, 2020	June 30, 2019
	Number	Number
RSUs outstanding, beginning of period	37,578	10,650
Granted	119,758	30,943
Settled	(10,619)	(3,550)
Cancelled	(4,199)	—
RSUs outstanding, end of period	142,518	38,043
Subordinate voting shares, to a maximum of 4,011,663 shares, have been reserved for issuance under equity incentive plans to select employees of the Company, with vesting contingent upon meeting the service, performance goals and other conditions of the Plan.

Canada Goose Holdings Inc.	Page 24 of 34

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)

Accounting for share-based awards
In the first quarter ended June 28, 2020, the Company recorded $1.8m, as contributed surplus and compensation expense for the vesting of stock options and RSUs (first quarter ended June 30, 2019 - $1.9m). Share-based compensation expense is included in selling, general and administrative expenses.
The assumptions used to measure the fair value of options granted under the Black-Scholes option pricing model at the grant date were as follows:

	First quarter ended
(in millions of Canadian dollars, except share and per share amounts)	June 28, 2020	June 30, 2019
Weighted average stock price valuation	$37.19	$59.56
Weighted average exercise price	$37.19	$59.56
Risk-free interest rate	0.32%	1.50%
Expected life in years	5	5
Expected dividend yield	—%	—%
Volatility	40%	40%
Weighted average fair value of options issued	$9.90	$18.22
Fair value for RSUs is determined based on the market value of the subordinate voting shares at the time of grant. As at June 28, 2020, the weighted average fair value of the RSUs issued was $33.97 (June 30, 2019 - $45.34).
Note 15.    Related party transactions
The Company enters into transactions from time to time with its principal shareholders and organizations affiliated with members of the Board of Directors by incurring expenses for business services. During the first quarter ended June 28, 2020, the Company incurred expenses with related parties of less than $0.1m (first quarter ended June 30, 2019 - $0.2m) from companies related to certain shareholders. Net balances owing to related parties as at June 28, 2020 were $0.4m (June 30, 2019 - $0.4m, March 29, 2020 - $0.4m).
A lease liability due to the Baffin Vendor, the controlling shareholder of the acquired Baffin Inc. business, for leased premises was $5.1m as at June 28, 2020 (June 30, 2019 - $5.8m, March 29, 2020 - $5.3m). During the first quarter ended June 28, 2020, the Company paid principal and interest on the lease liability, net of rent concessions, and other operating costs to entities affiliated with the Baffin Vendor totalling $0.3m (first quarter ended June 30, 2019 - $0.3m). No amounts were owing to Baffin entities as at June 28, 2020, June 30, 2019, and March 29, 2020. Furthermore, $3.0m is payable to the Baffin Vendor on November 1, 2020 and is being charged to expense over two years.
Note 16.    Financial instruments and fair value
Management has assessed that the fair values of cash, trade receivables, and accounts payable and accrued liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.

Canada Goose Holdings Inc.	Page 25 of 34

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)

The following table presents the fair values and fair value hierarchy of the Company’s financial instruments and excludes financial instruments carried at amortized cost that are short-term in nature:

	June 28, 2020
(in millions of Canadian dollars)	Level 1	Level 2	Level 3	Carrying value	Fair value
	$	$	$	$	$
Financial assets
Cash	160.1	—	—	160.1	160.1
Derivatives included in other current assets	—	7.1	—	7.1	7.1
Derivatives included in other long-term assets	—	2.2	—	2.2	2.2
Financial liabilities
Derivatives included in accounts payable and accrued liabilities	—	11.4	—	11.4	11.4
Short-term borrowings	—	—	2.6	2.6	2.6
Derivatives included in other long-term liabilities	—	1.3	—	1.3	1.3
Revolving facility	—	—	207.9	207.9	210.5
Term loan	—	—	154.6	154.6	155.7
Lease liabilities	—	—	228.7	228.7	228.7

Canada Goose Holdings Inc.	Page 26 of 34

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)

	June 30, 2019
(in millions of Canadian dollars)	Level 1	Level 2	Level 3	Carrying value	Fair value
	$	$	$	$	$
Financial assets
Cash	25.0	—	—	25.0	25.0
Derivatives included in other current assets	—	7.7	—	7.7	7.7
Derivatives included in other long-term assets	—	2.8	—	2.8	2.8
Financial liabilities
Derivatives included in accounts payable and accrued liabilities	—	2.3	—	2.3	2.3
Derivatives included in other long-term liabilities	—	4.8	—	4.8	4.8
Revolving facility	—	—	159.6	159.6	161.4
Term loan	—	—	147.6	147.6	149.0
Lease liabilities	—	—	208.7	208.7	208.7

	March 29, 2020
(in millions of Canadian dollars)	Level 1	Level 2	Level 3	Carrying value	Fair value
	$	$	$	$	$
Financial assets
Cash	31.7	—	—	31.7	31.7
Derivatives included in other current assets	—	11.3	—	11.3	11.3
Derivatives included in other long-term assets	—	5.9	—	5.9	5.9
Financial liabilities
Derivatives included in accounts payable and accrued liabilities	—	19.0	—	19.0	19.0
Derivatives included in other long-term liabilities	—	2.9	—	2.9	2.9
Term loan	—	—	158.1	158.1	159.3
Lease liabilities	—	—	227.9	227.9	227.9
There were no transfers between the levels of the fair value hierarchy.

Canada Goose Holdings Inc.	Page 27 of 34

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)

Note 17.    Financial risk management objectives and policies
The Company’s primary risk management objective is to protect the Company’s assets and cash flow, in order to increase the Company’s enterprise value.
The Company is exposed to capital management risk, liquidity risk, credit risk, market risk, foreign exchange risk, and interest rate risk. The Company’s senior management and Board of Directors oversee the management of these risks. The Board of Directors reviews and agrees policies for managing each of these risks which are summarized below.
Capital management
The Company manages its capital, which consists of equity (subordinate voting shares and multiple shares voting shares), short-term borrowings, and long-term debt (the revolving facility and the term loan), with the objectives of safeguarding sufficient net working capital over the annual operating cycle and providing sufficient financial resources to grow operations to meet long-term consumer demand. Management targets a ratio of trailing 52 or 53-week period adjusted EBITDAR (defined as earnings before interest, taxes, depreciation and amortization, and rent expense) to net debt, reflecting the seasonal change in the business as net working capital builds through the second fiscal quarter. The Board of Directors of the Company monitors the Company’s capital management on a regular basis. The Company will continually assess the adequacy of the Company’s capital structure and capacity and make adjustments within the context of the Company’s strategy, economic conditions, and risk characteristics of the business.
Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to satisfy the requirements for business operations, capital expenditures, debt service and general corporate purposes, under normal and stressed conditions. The primary source of liquidity is funds generated by operating activities; the Company also relies on short-term borrowings and the revolving facility as sources of funds for short term working capital needs. The Company continuously reviews both actual and forecasted cash flows to ensure that the Company has appropriate capital capacity.

Canada Goose Holdings Inc.	Page 28 of 34

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)

The following table summarizes the amount of contractual undiscounted future cash flow requirements as at June 28, 2020:

Contractual obligations	Q2 to Q4 2021	2022	2023	2024	2025	2026	Thereafter	Total
(in millions of Canadian dollars)	$	$	$	$	$	$	$
Accounts payable and accrued liabilities	134.8	—	—	—	—	—	—	134.8
Short-term borrowings	2.6	—	—	—	—	—	—	2.6
Revolving facility	—	—	—	—	210.5	—	—	210.5
Term loan	—	—	—	—	155.7	—	—	155.7
Note payable	3.0	—	—	—	—	—	—	3.0
Interest commitments relating to borrowings (1)	8.1	10.7	10.7	10.7	4.7	—	—	44.9
Foreign exchange forward contracts	4.3	—	—	—	—	—	—	4.3
Lease obligations	43.6	51.8	51.1	45.6	43.8	32.8	57.1	325.8
Pension obligation	—	—	—	—	—	—	2.8	2.8

(1)
Interest commitments are calculated based on the loan balance and the interest rate payable on the short-term borrowings, revolving facility and the term loan of 4.26%, 2.38% and 3.67%, respectively, as at June 28, 2020.

Letter of guarantee facility
On April 14, 2020, Canada Goose Inc. entered into a letter of guarantee facility in the amount of $10.0m. Letters of guarantee are available for terms of up to twelve months and will be charged a fee equal to 1.2% per annum calculated against the face amount and over the term of the guarantee. Amounts issued on the facility will be used to finance working capital requirements through letters of guarantee, standby letters of credit, performance bonds, counter guarantees, counter standby letters of credit, or similar credits. The Company shall immediately reimburse the issuing bank for amounts drawn on issued letters of guarantees. At June 28, 2020, the Company had $3.0m outstanding.
Credit risk
Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss.
Credit risk arises from the possibility that certain parties will be unable to discharge their obligations. The Company manages its credit risk through a combination of third party credit insurance and internal house risk. Credit insurance is provided by a third party for customers and is subject to continuous monitoring of the credit worthiness of the Company's customers. Insurance covers a specific amount of revenue, which may be less than the Company's total revenue with a specific customer. As at June 28, 2020, accounts receivable totaling approximately $4.7m (June 30, 2019 - $21.9m, March 29, 2020 - $20.1m) were insured. Accounts receivable as at June 28, 2020 included $4.2m of receivables from government authorities related to PPE sales which were not insured.
Credit insurance is subject to continuous review by the insurer and can be reduced or eliminated if, in the view of the insurer, the customer's credit worthiness has deteriorated. Upon receiving notification of credit insurance limit modifications, credit insurance remains in place for 60 days.

Canada Goose Holdings Inc.	Page 29 of 34

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)

During the first quarter ended June 28, 2020, the Company experienced significant reductions of credit insurance for a number of its customers.
Complementary to the third party insurance, the Company routinely assesses the financial strength of its customers through a combination of third party financial reports, credit monitoring, publicly available information, and direct communication with those customers. The Company establishes payment terms with customers to mitigate credit risk and continues to closely monitor its accounts receivable credit risk exposure.
Customer deposits are received in advance from certain customers for seasonal orders and applied to reduce accounts receivable when goods are shipped. As at June 28, 2020, customer deposits of $1.8m (June 30, 2019 - $4.6m, March 29, 2020 - $2.1m) are included in accounts payable and accrued liabilities.
The aging of trade receivables is as follows:

					Past due
(in millions of Canadian dollars)	Total	Current	< 30 days	31-60 days	> 61 days
	$	$	$	$	$
Trade accounts receivable	14.5	7.1	1.5	1.1	4.8
Credit card receivables	0.1	0.1	—	—	—
Other receivables	15.1	15.1	—	—	—
June 28, 2020	29.7	22.3	1.5	1.1	4.8

Trade accounts receivable	29.0	23.9	2.2	0.8	2.1
Credit card receivables	2.5	2.5	—	—	—
Other receivables	0.7	0.7	—	—	—
June 30, 2019	32.2	27.1	2.2	0.8	2.1

Trade accounts receivable	26.9	15.9	5.0	2.5	3.5
Credit card receivables	2.1	2.1	—	—	—
Other receivables	5.1	5.1	—	—	—
March 29, 2020	34.1	23.1	5.0	2.5	3.5

Canada Goose Holdings Inc.	Page 30 of 34

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)

Trade accounts receivable factoring program
On December 23, 2019, a subsidiary of the Company in Europe entered into an agreement to factor, on a limited recourse basis, certain of its trade accounts receivable up to a limit of €20.0m in exchange for advanced funding equal to 100% of the principal value of the invoice. Accepted currencies include euros, British pounds sterling, and Swiss francs. The Company is charged a fee of the applicable EURIBOR or LIBOR reference rate plus 1.15% per annum, based on the number of days between the purchase date and the invoice due date, which is lower than the Company’s average borrowing rate under its revolving facility. The program is utilized to provide sufficient liquidity to support its international operating cash needs. Upon transfer of the receivables, the Company receives cash proceeds and continues to service the receivables on behalf of the third-party financial institution. The program meets the derecognition requirements in accordance with IFRS 9, Financial Instruments as the Company transfers substantially all the risks and rewards of ownership upon the sale of a receivable. These proceeds are classified as cash flows from operating activities in the statement of cash flows.
For the first quarter ended June 28, 2020, the Company did not have any sales of trade accounts receivable. As at June 28, 2020, all outstanding amounts of trade accounts receivable derecognized from the Company’s statement of financial position, but which the Company continues to service were cleared (March 29, 2020 - $2.4m).
Market risk
Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market prices comprise foreign exchange risk and interest rate risk.
Foreign exchange risk
Foreign exchange risk in operating cash flows
The Company’s Interim Financial Statements are expressed in Canadian dollars, but a substantial portion of the Company’s revenues, inventory purchases and expenses are denominated in other currencies, principally U.S. dollars, euros, British pounds sterling, Swiss francs, Chinese yuan, and Hong Kong dollars. The Company has entered into forward foreign exchange contracts to reduce the foreign exchange risk associated with revenues, purchases, and expenses denominated in these currencies. Certain forward foreign exchange contracts were designated at inception and accounted for as cash flow hedges. The operating hedge program for the fiscal year ending March 28, 2021 was initiated during the fourth quarter of the 2019 fiscal year.

Canada Goose Holdings Inc.	Page 31 of 34

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)

In the fourth quarter of fiscal 2020, the Company recognized $1.7m of unrealized losses on foreign exchange hedges deemed ineffective as a result of uncertainties in our future cash flows among our foreign operations.
The Company recognized the following unrealized gains in the fair value of derivatives designated as cash flow hedges in other comprehensive income:

First quarter ended
	June 28, 2020		June 30, 2019
(in millions of Canadian dollars)	Net gain	Tax expense	Net gain	Tax expense
	$	$	$	$
Forward foreign exchange contracts designated as cash flow hedges	2.3	(0.8)	5.1	(1.1)
For the first quarter ended June 28, 2020, there were no amounts reclassified from other comprehensive income on derivatives designated as cash flow hedges (first quarter ended June 30, 2019 - less than $0.1m).
For the first quarter ended June 28, 2020, an unrealized gain of $0.6m (first quarter ended June 30, 2019 - unrealized gain of $1.6m) on forward exchange contracts that are not treated as hedges has been recorded selling, general and administrative expenses in the statement of loss.
Foreign currency forward exchange contracts outstanding as at June 28, 2020 related to operating cash flows are:

(in millions)	Aggregate Amounts		Currency
Forward contract to purchase Canadian dollars	US$	115.1	U.S. dollars
		€102.1	euros

Forward contract to sell Canadian dollars	US$	57.2	U.S. dollars
		€46.7	euros

Forward contract to purchase euros	CHF	2.1	Swiss francs
	CNY	427.7	Chinese yuan
		£28.5	British pounds sterling
	HKD	43.0	Hong Kong dollars
	SEK	4.6	Swedish kronor

Forward contract to sell euros	CHF	9.4	Swiss francs
		£1.8	British pounds sterling
Revenues and expenses of all foreign operations are translated into Canadian dollars at the foreign currency exchange rates that approximate the rates in effect at the dates when such items are recognized. Appreciating foreign currencies relative to the Canadian dollar, to the extent they are not hedged, will positively impact operating income and net income, while depreciating foreign currencies relative to the Canadian dollar will have the opposite impact.

Canada Goose Holdings Inc.	Page 32 of 34

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)

Foreign exchange risk on borrowings
The Company hedges a portion of its exposure to foreign currency exchange risk on principal and interest payments on its term loan denominated in U.S. dollars (note 12).
The Company recognized the following unrealized gains and losses in the fair value of derivatives designed as hedging instruments in other comprehensive income:

	First quarter ended
	June 28, 2020		June 30, 2019
(in millions of Canadian dollars)	Net gain (loss)	Tax (expense) recovery	Net gain (loss)	Tax (expense) recovery
	$	$	$	$
Cross-currency swap designated as a cash flow hedge	(2.1)	0.3	(1.3)	0.2
Euro-denominated cross-currency swap designated as a net investment hedge	1.6	(0.3)	(0.1)	—
The Company reclassified the following gains and losses from other comprehensive income on derivatives designated as hedging instruments to selling, general and administrative expenses:

	First quarter ended
(in millions of Canadian dollars)	June 28, 2020	June 30, 2019
Loss from other comprehensive income	$	$
Cross-currency swap designated as a cash flow hedge	2.2	1.2
For the first quarter ended June 28, 2020, an unrealized loss of $0.8m (first quarter ended June 30, 2019 - unrealized gain of $0.2m) in the fair value of the long-dated forward exchange contract related to a portion of the term loan balance has been recognized in selling, general and administrative expenses in the statement of loss.
Interest rate risk
The Company is exposed to interest rate risk related to the effect of interest rate changes on borrowings outstanding under short-term borrowings, the revolving facility, and the term loan. As at June 28, 2020, the Company had $2.6m outstanding on the short-term borrowings, $210.5m on the revolving facility and $155.7m under the term loan. These currently bear interest rates at 4.26%, 2.38%, and 3.67% respectively. Based on the weighted average amount of outstanding borrowings on our short-term borrowings during the first quarter ended June 28, 2020, a 1.00% increase in the average interest rate on our borrowings would have increased interest expense by less than $0.1m. Correspondingly, a 1.00% increase in the average interest rate would have increased interest expense on the revolving facility and term loan by $0.3m and $0.4m, respectively (first quarter ended June 30, 2019 - $0.1m and $0.4m, respectively). Interest rate risk on the term loan is partially mitigated by cross-currency swap hedges. The impact on future interest expense as a result of future changes in interest rates will depend largely on the gross amount of borrowings at that time.

Canada Goose Holdings Inc.	Page 33 of 34

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)

Note 18.    Selected cash flow information
Changes in non-cash operating items

	First quarter ended
(in millions of Canadian dollars)	June 28, 2020	June 30, 2019
	$	$
Trade receivables	3.8	(11.0)
Inventories	(16.6)	(99.4)
Other current assets	(2.0)	(2.7)
Accounts payable and accrued liabilities	(6.2)	(18.8)
Provisions	(4.4)	(2.5)
Other	1.0	(0.2)
Change in non-cash operating items	(24.4)	(134.6)

Canada Goose Holdings Inc.	Page 34 of 34